Exhibit 7.1 - Computation of Ratio of Earnings to Fixed Charges

(In $ million)	2013	2012(1)	2011(1)	2010(1)	2009(1)
Earnings
Pre-tax income (loss) from continuing operations	36	(172)	(581)	(45)	276
Distributed income of equity investees	27	7	8	4	1
Fixed charges	1,465	1,739	1,385	667	399
Less:
Share of profit of associates and joint ventures, net of income tax	(26)	(27)	(17)	(18)	(11)
Non-controlling interests	(2)	(1)	(2)	—	—
Interest capitalized	(6)	(4)	(4)	(1)	(3)
Total Earnings	1,494	1,542	789	607	662

Fixed Charges
Interest expense and capitalized	1,326	1,429	1,197	520	317
Amortized premiums, discounts and capitalized expenses related to indebtedness	41	54	37	33	29
Fair value adjustment of acquired notes	(2)	(2)	(14)	(1)	—
Loss on extinguishment of debt	52	213	129	—	36
2010 debt commitment letter & related costs	—	—	—	98	—
Estimate of interest in rental expense	48	45	36	17	17
Total Fixed Charges	1,465	1,739	1,385	667	399

Ratio of Earnings to Fixed Charges	1.0x	—	—	—	1.7x

Additional Pre-tax Earnings to Achieve 1:1 Ratio	—	197	596	60	—

(1)
The information presented has been revised to reflect the adoption of revised IAS 19 "Employee Benefits". Refer to note 2.6 of the RGHL Group's audited consolidated financial statements included elsewhere in this annual report.